THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*			214 Broad Street
Philip Magri, Esq.+				Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #			(732) 530-9007 Fax (732) 530-9008
 						www.SourlisLaw.com
* Licensed in NJ				Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC


________________________________________

VIA EDGAR CORRESPONDENCE

February 1, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz-Branch Chief - Legal

RE:	Ballroom Dance Fitness, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 6, 2010
File No.: 333-167249

Dear Ms. Ravitz:

Below please find our responses to the Staff's comment letter, dated October 19, 2010 (the "Comment Letter"), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 5 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 5, marked to show changes from Amendment No. 4, are being sent to you via overnight mail.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.


Very truly yours,

/s/ Virginia K. Sourlis

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Summary

1.	In addition to your financial information for your interim stub, please revise to include your assets, revenues, and net losses for your most recent audited period.
Response:	We have revised the disclosure per this comment.

2.	It appears, from your financial statements, that you had a stockholders'
deficit of $(8,256) and an accumulated deficit of $(21,122) at September 30, 2010. Please revise or advise. Further, the balance of revenues from inception does not agree with the revenues in your financial statements.
Please revise as appropriate.

Response:	We have revised the disclosure per this comment.

Selected Financial Data, page 6

3.	The "Income Statement" presentation should include the balances for fiscal 2009 and the balances for the nine month interim period ended September 30, 2010. No other periods should be included in this table. Your current presentation is confusing. Please revise.

Response:	We have revised the disclosure per this comment.

Risk Factors, page 9

We are not currently profitable and may not become profitable, page 9
4.	Please revise to provide more recent financial numbers, including those from your most recent audited period and your interim stub.

Response:	We have revised the disclosure per this comment.

Our executive officers control the Company, page 9

5.	Please review to explain what you mean by "enough proceeds" from the offering by disclosing the amount of funds that you will need. Similarly revise throughout your filing, including the footnote to the table in your "Use of Proceeds" section.

Response:	We have revised the disclosure per this comment.

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Description of Business, page 18

6.	We note your response to our prior comment 14 and reissue.  Please define "Capitalization Fee."

Response:	We have revised the disclosure per this comment.

Use of Proceeds, page 20
7.	Please explain what you mean by "finder fees."

Response:	We have revised the disclosure per this comment.

8.	Please advise as to why you have stated your costs of DVD production as
$169,000 - $225,000, as elsewhere in you filing you indicate that the combined cost of the DVD and the infomercial will range from $225,000 to $250,000.

Response:	We have revised the disclosure per this comment.

9.	Refer to footnote 3 and your estimate of $110,000 and $515,000 towards advertising. Please revise to fully explain the different advertising amount estimates that you have included in the Use of Proceeds table.
Response:	We have revised the disclosure per this comment.

10.	We note your response to our prior comment 19.  Please revise to provide a separate chart showing the costs of the DVD, as you appear to have only included the chart outlining the costs of the infomercial.
Response:	We have revised the disclosure per this comment.

Dilution, page 23

11.	Please update the dilution table to the date of the most recent balance sheet presented in your filing. Currently that would be September 30, 2010. I n addition, the dilution disclosures on page 17, must be updated as wells so that they agree with the dilution table.
Response:	We have revised the disclosure per this comment.

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Plan of Distribution, page 23

12.	We note that you have removed reference to the investor DVD and website from this section.  Please similarly revise throughout your filing.

Response:	We have revised the disclosure per this comment.

Proposed Milestones, page 31

13.	Please update this section to reflect when you anticipate that you might realistically reach the milestones set forth in this section. We note, for example, that you currently state that you intend to start broadcasting infomercials in "December 2010." However, elsewhere you state that you will start tart filming the DVD and infomercials by February 2011. As you currently have not commenced your offering and have $0 cash on hand to produce the infomercials, this goal appears unrealistic. Please revise.

Response:	We have revised the disclosure per this comment.

Financial Statements

14.	Please read the accountants' report on page F-2.  Revise the financial statements you are presenting in the filing to be consistent with those referenced in the accountants' report and discussed in MD&A. Present each of the periods identified in the accountants' report in your filing and do not present any additional periods that are not referenced in the report.

Response:	We have revised the disclosure per this comment.

15.	We may have significant additional comments upon review of the appropriate financial statements. In this regard, we note that you have not complied with our prior comments 32, 33 and 345 form staff letter dated October 19, 2010. Please comply with these disclosures in your revised financial statement presentation

Response:	We have revised the disclosure per this comment.


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